EXHIBIT (a)(11)

LERACH COUGHLIN STOIA GELLER

  RUDMAN & ROBBINS LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

SOLTAN & ASSOCIATES

VENUS SOLTAN (99144)

4220 Von Karman Avenue, 2nd Floor

Newport Beach, CA 92660

Telephone: 949/729-3100

949/729-1527 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF ORANGE

ALASKA ELECTRICAL PENSION FUND, On Behalf of Itself and All Others Similarly Situated,

Plaintiff,

v.

WILLIAM LYON HOMES, INC., WILLIAM LYON, WADE H. CABLE, RICHARD E. FRANKEL, WILLIAM H. LYON, HAROLD H. GREENE, LAWRENCE M. HIGBY, GARY H. HUNT, ARTHUR B. LAFFER, ALEX MERUELO and DOES 1-25, inclusive,

Defendant.

VIA FAX CASE NO. 06 CC00047 CLASS ACTION COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiff, by its attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of William, Lyon Homes, Inc. (“William Lyon” or the “Company”) common stock against William Lyon and its directors arising out of defendants’ efforts to complete a management-led buyout of William Lyon’s minority shareholders’ interest at a grossly inadequate and unfair price (the “Acquisition”) and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the minority shareholders.

2. In pursuing the unlawful plan to cash out William Lyon’s minority stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, candor, due care, independence, good faith and fair dealing.

3. In fact, instead of attempting to obtain the highest price reasonably available for William Lyon for its minority shareholders, the individual defendants expended a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of the Company’s Chairman, Chief Executive Officer and namesake “General” William Lyon (“General Lyon”) and his son, William H. Lyon (“W.H. Lyon”), also a Board member, to the detriment of William Lyon’s minority shareholders.

4. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to permit General Lyon and his son to purchase the shares of the Company they do not already own and to subvert the interests of plaintiff and the other minority stockholders of William Lyon. Plaintiff seeks to enjoin the proposed transaction.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

6. This Court has jurisdiction over William Lyon because William Lyon conducts business in California and has its principal place of business at 4490 Von Karman Avenue, Newport Beach, California. Certain of the individual defendants, including defendants General Lyon, Cable and W.H. Lyon, are citizens of California. This action is not removable.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

8. Plaintiff Alaska Electrical Pension Fund is, and at all times relevant hereto was, a shareholder of William Lyon.

9. Defendant William Lyon is a Delaware corporation with its principal place of business at 4490 Von Karman Avenue, Newport Beach, California. The Company is primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada and as of March 31, 2005 had 36 sales locations. In 1991, the William Lyon Co. (a predecessor to the Company) was the largest Southern California homebuilder and The Presley Company (“Presley”) was the twelfth largest. In 1999, General Lyon, then Presley’s Chairman, engineered Presley’s acquisition of William Lyon Co. for $48 million. Presley was renamed William Lyon Homes, Inc.

10. Defendant General Lyon is, and has at all relevant times been, the Company’s Chairman of the Board and Chief Executive Officer (“CEO”). General Lyon was elected director and Chairman of the Board of the former The Presley Companies in 1987 and has served in that capacity since the 1999 acquisition of William Lyon Co. By virtue of his positions with the Company, his son’s majority equity interest in the Company and his extensive personal, financial and professional relationships with the other Board members, General Lyon has dominated and controlled the rest of the William Lyon Board and has been permitted to use the Company as his own private piggy-bank:

(a) During the past three fiscal years alone, General Lyon has collected a combined salary of $1.59 million and been allocated bonuses exceeding $14.8 million.

(b) Defendants admitted in the Company’s 2004 Annual Proxy Statement to Shareholders that General Lyon is not independent.

(c) As of March 31, 2004, General Lyon and The William Harwell Lyon Trust (a trust for General Lyon’s 30-year-old son, a director of the Company) owned a combined interest of 55.8% of the Company. By April 26, 2005, General Lyon’s and his son’s interests had been increased to 48% and 24%, respectively.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

(d) On March 17, 2003, the Company conducted a public offering of $250 million worth of 10 3/4% Senior Notes, using the proceeds to redeem $70 million worth of outstanding notes, $30 million of which were redeemed from General Lyon and a trust for his son.

(e) In 2000, the Company paid over $8 million to entities controlled by General Lyon and his son for real estate projects. Additionally, pursuant to the terms of the sale, one-half of the net profits in excess of six to eight percent from the development of the real estate projects were to be paid to General Lyon and his son. During fiscal year 2002, $1.77 million was paid to the Lyons in accordance with this agreement.

(f) On October 26,2000, the Board approved the purchase of 579 lots for over $12.5 million from an entity controlled by General Lyon and his son. The terms of the purchase agreement provided for an initial option payment of $1 million and a rolling option takedown of the lots. Additionally, one-half of the net profits in excess of six percent from the development were to be paid to the Lyons. During the years ended December 31, 2003, 2002 and 2001, the Company purchased 72, 183 and 143 lots, respectively, under this agreement for a total purchase price to the Lyons of $2.5 million, $4.15 million and $2.77 million, respectively. During fiscal 2002, payments were made for one-half of the net profits in excess of six percent from the development in the amount of $1.6 million.

(g) On July 9, 2002, the Company’s Board approved the purchase of 144 lots for over $16.6 million from an entity that purchased the lots from General Lyon. The terms of the purchase agreement provided for an initial deposit of $3.3 million (paid on July 23, 2002) and monthly option payments of 11.5% on General Lyon’s outstanding investment. As of December 31, 2003 and 2002, 85 and 16 lots had been purchased for a purchase price of $9.8 million and $1.85 million, respectively.

(h) For the years ended December 31, 2003, 2002 and 2001, the Company provided on-site labor valued at $277,000, $178,000 and $175,000, respectively, providing customer service to real estate projects developed by entities controlled by General Lyon and his son. The

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

Company also provided tax and accounting services valued at $109,000, $99,000 and $108,000, respectively, for entities controlled by General Lyon and his son during the years ended December 31, 2003,2002 and 2001.

(i) During the years ended December 31, 2003, 2002 and 2001, the Company paid $250,000, $177,000 and $201,000, respectively, to an affiliate of General Lyon for his use of a company jet.

11. Defendant Wade H. Cable (“Cable”) is, and has at all relevant times been, the Company’s President, Chief Operating Officer, and a director. Cable served from 1985 to 1999 as a director, President and Chief Executive Officer of the former Presley Companies and has served as a director, President and Chief Operating Officer of the Company since November 1999. By virtue of his positions with the Company, defendants’ own admissions that Cable is not independent, and his extensive personal, financial and professional relationships with the other Board members, Cable too has breached his fiduciary duties and been permitted to use the Company as his own private piggy-bank:

(a) During the past three fiscal years alone, Cable has collected a combined salary exceeding $1.3 million and has been allocated bonuses exceeding $15.5 million.

(b) On May 9, 2000, Cable was granted options to purchase 50,000 shares of the Company’s common stock at a price of $8.6875 per share. These shares have vested and will expire if not exercised by May 2010.

(c) On March 17, 2003, the Company conducted a public offering of $250 million worth of 10 3/4% Senior Notes, using the proceeds to redeem $70 million worth of outstanding notes, over $2 million of which were redeemed by Cable.

12. Defendant Richard E. Frankel (“Frankel”) is, and has at all relevant times been, a director of the Company. Defendants admit in the Company’s 2004 Annual Proxy Statement to Shareholders that Frankel is not independent. Frankel has been associated with homebuilding entities for over 25 years, and joined the Board on January 25, 2000. From 1993 to 1997, Frankel held key positions, including Chief Financial Officer, Investment Division Manager, Vice Chairman and President of the former William Lyon Co. Frankel currently serves as Chairman and Chief Executive

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

Officer of Duxford Financial, Inc., a wholly-owned subsidiary of the Company. On May 9, 2000, Frankel was granted options to purchase 10,000 shares of common stock at a price of $8.6875 per share which have vested and will expire if not exercised by 2010. As of March 31, 2004, Frankel owned no stock in the Company.

13. Defendant W.H. Lyon is, and has at all relevant times been, a director of the Company. W.H. Lyon is the 30-year-old son of defendant General Lyon. W.H. Lyon was employed with the former William Lyon Co. from November 1997 through November 1999 as an assistant project manager and has been employed by the Company since November 1999 as a project manager. Currently he is the Company’s Director of Corporate Affairs. Defendants concede in the Company’s 2004 Annual Proxy Statement to Shareholders that W.H. Lyon is not independent. As of March 31, 2004, W.H. Lyon personally owned no stock in the Company but is the sole beneficiary of 1.7 million shares in a trust fund set up for him by his father.

14. Defendant Alex Meruelo (“Meruelo”) is, and has at all relevant times been, a director of he Company. Meruelo has invested extensively in residential and commercial real estate throughout Southern California since 1987 and has a bona fide expectation of receiving future business from the Company. Meruelo currently is the President and Chief Executive Officer of Meruelo Enterprises, Inc., Cantamar Property Management, Inc. and La Pizza Loca, Inc. Meruelo currently owns and manages over 1,000 residential units and over 20 retail units and has overseen over 15 developments. Since 1999, Meruelo has focused his endeavors on the construction industry and, through Meruelo Enterprises, owns a number of established Southern California utility construction contractors including Herman Weissker, Inc., Doty Bros. Equipment Company and Tidwell Excavating. Meruelo is also a member of the board of directors and chairman of the audit committee of Commercial Bank of California, a bank founded General Lyon in 2003, along with investors Meruelo, Frankel and Frank Willey, vice chairman, of Fidelity National Financial (where General Lyon serves as a director). Meruelo has a current agreement with William Lyon pursuant to which he is eligible to receive a “finder’s fee” of 5 percent of all cash distributions received by a William Lyon subsidiary from a joint venture between the subsidiary and Woodman Development Company (“Woodman”) as a result of Meruelo’s introduction of Woodman to the Company. Meruelo is not an independent director.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

15. Defendant Lawrence M. Higby (“Higby”) is, and has at all relevant times been, a director of the Company. Higby is also the CEO of Apria Healthcare. Prior to joining Apria Healthcare, Higby served as President and Chief Operating Officer of Unocal’s 76 Products Company and Group Vice President of Unocal Corporation from 1994 to 1997. From 1986 to 1994, Higby held various positions with The Times Mirror Company, including serving as Executive Vice President of Marketing of the Los Angeles Times and Chairman of the Orange County Edition from 1992 to 1994. From 1974 through 1985, he held executive management positions in sales and marketing at various divisions of New York-based PepsiCo. Defendant Higby was elected to the William Lyon Board on January 16, 2006.

16. Defendant Harold H. Greene (“Greene”) is, and has at all relevant times been, a director the Company. Greene most recently served as the Managing Director for Bank of America’s California Commercial Real Estate Division where he managed an investment portfolio worth $2.6 billion. From 1990 to 1998, Greene was the Executive Vice President of SeaFirst Bank in Seattle Washington and prior to that he served as the Vice Chairman of MetroBank and Union Bank, where he worked for 27 years. Defendant Greene was elected to the Board in October 2005.

17. Defendant Gary H. Hunt (“Hunt”) is, and has at all relevant times been, a director of the Company. Hunt is Managing Partner of California Strategies, LLC in Newport Beach, California. Formerly Executive Vice President and a member of the Board of Directors and the Executive Committee of The Irvine Company, Hunt’s career also includes staff and appointed positions with the California State Legislature, U.S. House of Representatives, California Governor Ronald Reagan, and President George W. Bush. He currently serves as Chairman of the California Bay Delta Authority. Hunt was elected to the Board in October 2005.

18. Defendant Arthur B. Laffer (“Laffer”) is, and at all relevant times was, a director of the Company. He is the Founder and Chairman of Laffer Associates in San Diego, California. Laffer is a founding member of the U.S. Congressional Policy Advisory Board, and served two terms as a member of President Reagan’s Economic Policy Advisory Board. Laffer was elected to the Board in October 2005.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

19. The defendants named above in ¶¶l0-18 are sometimes collectively referred to herein as the “Individual Defendants.”

20. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class

Defendants’ Fiduciary Duties

21. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

22. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of William Lyon, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of William Lyon, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their William Lyon common stock in the proposed Acquisition.

24. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on its own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of William Lyon stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

26. This action is properly maintainable as a class action.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

27. The Class is so numerous that joinder of all members is impracticable. According to William Lyon’s SEC filings, there were more than 8.6 million shares of William Lyon common stock outstanding as of February 28, 2006.

28. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of William Lyon;

(e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, candor, diligence, honesty and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

29. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ SCHEME TO ACQUIRE THE COMPANY

Defendants’ First Attempt to Obtain Control of the Company

34. On April 16, 2004, Moody’s raised its rating of William Lyon, stating, in part:

Moody’s Investors Service raised the ratings of William Lyon Homes, including its senior implied rating to B I from B2, its issuer rating to B2 from B3, and the ratings on the company’s senior unsecured notes to B2 from B3. The ratings outlook is stable.

The upgrades reflect the company’s healthy and growing profitability and the substantial growth in its equity base from the nadir reached in 1997 while the ratings themselves incorporate the company’s successful strategy of forming very profitable joint ventures in California, particularly for high-priced homes, in which it has to put up only token equity, its strong shares in key California markets, and the shift in its capital structure away from one that was top-heavy with secured debt.

At the same time, the ratings acknowledge William Lyon Homes’ heavy geographic concentration in California, the rising number of top 20 national homebuilders in its markets, the moderately heavy debt leverage employed, and the continued presence of secured debt, albeit reduced, in the capital structure.

*        *        *

The company’s operating results and financial profile have shown marked improvement in recent years. The company has been profitable each year since 1997, with net income ranging between $39 million and $72 million for the last five years while book net worth has grown from a negative $5.7 million in 1997 to $252 million as of December 31, 2003. With goodwill at a modest $6 million, tangible net worth

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

resembles book net worth. Debt leverage has been reduced as a result, with homebuilding debt/capitalization decreasing from greater than 100% in 1997 to a pro forma 61% at year-end 2003. The company has been generating strong returns for the last five years, with mid-to-high double-digit returns on equity (even after excluding a healthy income contribution from unconsolidated joint ventures). Return on assets (EBIT/assets) has run at the low to mid-double digit range. These are healthy profitability metrics for a B1 credit and help mitigate the moderately heavy debt leverage employed.

35. On January 10, 2005, the Lyons purchased 655,569 shares of William Lyon common stock for $66.95 per share, funded by a loan from Fremont Investment & Loan which is secured by stock held in his W.H. Lyon’s trust. Defendant Cable purchased another 331,437 shares through the same loan and securitization process. Defendant Cable has granted defendant General Lyon sole voting power over his William Lyon stock. Defendant General Lyon’s stated purpose for acquiring these shares was to “provide him with greater voting control with respect to the election of the members of the board of directors of the Issuer and other matters.” In their filings with the SEC, the Lyons and Cable expressly denied any interest in effecting any “extraordinary corporate transaction.”

36. On March 1, 2005, the Company issued a press release on Business Wire entitled “William Lyon Homes Reports 108% and 138% Increase in Fourth Quarter and Full Year Net Income,” which stated in relevant part:

Financial Highlights 2004 Fourth Quarter

•	Net income of $80.2 million, up 108%

•	Earnings per diluted share of $8.58, up 121%

•	Consolidated operating revenue of $707.9 million, up 56%

•	Homebuilding gross margins of 28.2%, up 970 basis points

•	Company repurchased 1,275,000 shares of stock for $81.0 million

2004 Full Year

•	Net income of $171.6 million, up 138%

•	Earnings per diluted share of $17.55, up 141%

•	Homes closed increased to a record 3,471, up 24%

•	Consolidated operating revenue of $1.822 billion, up 103%

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

•	Homebuilding gross margins of 25.7%, up 700 basis points

•	Year-end backlog of 1,166 homes valued at a record $623.6 million

•	Return on average stockholders’ equity of 57%

*        *        *

During the fourth quarter of 2004, the average sales price of homes (including joint ventures) was $570,000, up 29% as compared to $442,200 for the comparable period a year ago. The higher average sales price reflects general new home price increases and, to some extent, a change in product mix.

For the quarter ended December 31, 2004, the Company’s homebuilding gross margin percentage increased to 28.2% from 18.5% for the quarter ended December 31, 2003. For the year ended December 31, 2004, the Company’s homebuilding gross margin percentage increased to 25.7% from 18.7% for the quarter ended December 31, 2003. These higher gross margin percentages were driven primarily by increases in sales prices during the past several quarters as a result of strong housing demand in most of the markets in which the Company operates.

As previously announced on November 12, 2004, the Company’s Board of Directors approved an increase in the size of the Company’s previous stock repurchase program to 3.0 million shares of its common stock (including any shares previously repurchased by the Company under the program). Under the program, as originally adopted in September 2001, the Company could repurchase 20% of its then outstanding shares of common stock or approximately 2.0 million shares. Prior to November 12, 2004, the Company had repurchased approximately 1.2 million shares of its common stock under the stock repurchase program. As part of its increased stock repurchase program, the Company repurchased approximately 1.3 million shares of its common stock on November 12, 2004 for approximately $81.0 million.

37. General Lyon is a director of Fidelity National Financial, Inc. (“Fidelity”). Fidelity, along with two other national title companies, is being investigated by state insurance regulators in sixteen states for paying kickbacks to homebuilders across the nation to guarantee title insurance business which is alleged to have defrauded homebuyers out of millions of dollars in violation of state and federal law. On March 9, 2005, First American Title announced it had settled charges with Colorado regulators and that it will pay a $24 million fine and Fidelity is expected to settle soon. On March 9, 2005, the Company received a subpoena from the California Insurance Commissioner in connection with its investigation of the kickback scheme which involves three title company kickback payors, including Fidelity, and sixteen kickback recipients, including William Lyon.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

38. The arrangements between title companies and homebuilders began in the 1990s when the title firms sought to lock in lucrative deals with builders, mortgage lenders and real estate brokers. In exchange, title insurers would refund part of the premium to builders, lenders and brokers. Recipients of the kickbacks created reinsurance companies that would purportedly share risks with the title companies — but according to state officials they were shams because they never paid a claim and were really exposed to no risk. Under the alleged schemes, the title insurers agreed to give about half of the premium on title insurance policies to “captive” reinsurance companies created by the other conspirators. The parent companies of those “captives,” including William Lyon, in turn would refer business to the title insurer, including Fidelity. California Insurance Commissioner John Garamendi said the practice violates the law and is designed to kickback a large share of the title-insurance premium in exchange for the referral of the customer to the title company. Garamendi said the violation caused title insurance rates to increase in California.

39. Since 1999, Fidelity has done $10.5 million of captive reinsurance across the United States, and $7.7 million was in California, largely with William Lyon. But for the proposed acquisition, in the event William Lyon was fined or penalized for its participation in this misconduct, General Lyon and every other member of the Board would face potential criminal and civil liability to the State, defrauded home buyers, and to William Lyon for damaging the Company.

40. On March 9, 2005, the California Department of Insurance issued a press release entitled “Insurance Commissioner Garamendi Issues Nine Subpoenas as Part of Investigation Into Illegal Kickback Scheme in Title Insurance Industry,” which stated, in part:

Insurance Commissioner John Garamendi has issued nine subpoenas to six companies as part of his ongoing investigation of illegal kickbacks in the title insurance industry. The subpoenas follow four others that were issued in February to LandAmerica companies and Fidelity National Title, two of the largest title insurers in the country.

“There is growing evidence that title insurers and others have scammed consumers in the name of greed,” said Commissioner Garamendi. “Through these subpoenas and through my investigation, I intend to find out how widespread this problem is and put a stop to this illegal activity.”

Commissioner Garamendi emphasized that the subpoenas, issued last week, are not the final ones to be served. Other companies involved in the scandals will be compelled by future subpoenas to provide information for the investigation. Those served to date include: William Lyon Homes, KB Home, Re/Max, United Home Mortgage Corp., Shea Financial Services, and Wells Fargo Home Mortgage.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

The Commissioner, co-chair of the Title Insurance Working Group within the National Association of Insurance Commissioners, has been working with Colorado and Washington State insurance regulators to probe a series of phony “reinsurance” contracts between title companies and subsidiaries of realtors, developers, and lenders. Under these elaborate schemes, the title insurers agreed to give about half of the premium on title insurance policies to “captive” reinsurance companies created by the other conspirators. The parent companies of those “captives” would in turn refer business to the title insurer.

These deceptive arrangements were designed to kick back a large share of the title-insurance premium in exchange for the referral of the customer to the title company, a violation of the law, and a practice that harms consumers by potentially forcing up title insurance rates.

41. On this news the Company’s stock price dropped from almost $90 per share to below $82 per share on March 9, 2005. The Company’s stock price continued falling and traded as low as $72.43 per share on April 25, 2005.

42. On April 26, 2005, the Company issued a press release entitled “General William Lyon Proposes to Acquire Entire Public Minority Stake in William Lyon Homes.” The press release stated in relevant part that:

General William Lyon (“Lyon”), the controlling stockholder, Chairman of the Board and Chief Executive Officer of William Lyon Homes, announced today that he has proposed acquiring the outstanding publicly held minority interest in the Company’s common stock for $82 per share in cash; representing approximately a 12% premium over the average closing price for the five trading days ended April 25, 2005.

General Lyon currently owns approximately a 47.8% equity interest in the Company and has, together with certain shares under a voting agreement, a 51.2% voting interest. Trusts of which General Lyon’s son, William H. Lyon, is sole beneficiary, own approximately an additional 24.1% of the outstanding shares. In the going-private transaction, Lyon has proposed that a company to be formed and owned by him would acquire all of the outstanding shares of Company’s common stock not owned by Lyon or by such trusts.

General Lyon stated this transaction would be contingent upon approval by the Board of Directors or a duly appointed special committee of the Board of Directors. In response to his proposal, General Lyon understands that the Board of Directors of the Company has formed a special committee of independent directors to consider his proposal with the assistance of outside financial and legal advisors which the Committee will retain. General Lyon has advised the Company’s Board of Directors that he will not sell his interest in the Company and will not entertain any proposals in that regard.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

General Lyon has retained Lehman Brothers Inc. as his financial advisor in the transaction. He has begun formulating plans regarding potential financing for this transaction and expressed confidence that sufficient financing can be arranged, together with some of the Company’s cash, to consummate this transaction as proposed.

43. On April 26,2005, The Wall Street Journal published a story entitled “Genl Lyon Offers to Take William Lyon Homes Private,” which stated, in part:

The controlling shareholder of William Lyon Homes, Inc. (WLS) offered to buy the minority interest in the company’s stock for $82 a share.

General William Lyon, who is also the company’s chief executive, currently owns about 47.8% of the company and has, together with certain shares under a voting agreement, a 51.2% voting interest. Trusts of which General Lyon’s son, William H. Lyon, is sole beneficiary, own about an additional 24.1% of the outstanding shares.

General Lyon, in a press release, said the company’s board has formed a special committee of independent directors to study the offer.

General Lyon, who hired Lehman Brothers as his adviser, said he would not sell his interest in the company and won’t entertain any proposals in that regard.

In its own statement, William Lyon Homes simply stated that it postponed its annual shareholders meeting set for May 9, in light of the offer by General Lyon.

The company didn’t comment further.

William Lyon Homes’ shares closed at $75.25 in Tuesday’s session, before trading up $6.75, or 9%, in after-hours trading.

44. On April 26, 2005, the Company issued a press release entitled “William Lyon Homes Postpones Annual Meeting of Stockholders.” The press release stated that:

William Lyon Homes announced today that, in view of General William Lyon’s proposal to acquire the outstanding publicly held minority interest in the Company’s common stock, the Company has postponed its annual meeting of stockholders previously scheduled for May 9, 2005. No new date has yet been scheduled for the annual meeting.

45. On July 25, 2005, the Company issued a press release entitled “General William Lyon Discontinues Efforts to Purchase Publicly Held Shares of William Lyon Homes.” The release stated in part:

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

General William Lyon (“General Lyon”), the controlling stockholder, Chairman of the Board and Chief Executive Officer of William Lyon Homes (the “Company”), announced today that he was ending his efforts at this time to take the Company private. This was in response to the Board of Directors’ decision to disband the Special Committee of the Board of Directors, which had been formed to consider his proposal to acquire the publicly held shares of William Lyon Homes. General Lyon said that he was extremely disappointed and regretted that the Special Committee restricted their investment banking firm from engaging in any meaningful dialog when General Lyon’s investment banking firm tried to move the process forward. The Special Committee itself never responded to General Lyon or his investment bankers with a counter offer. The only communique that General Lyon had with the Special Committee was their rejection of his offer stating it was “inadequate.” If it was inadequate it must have been inadequate when the offer was made more than two months prior and begs the question, “what would the adequate number be?”

General Lyon said, “I am proud of the Company we built. We intend to continue to operate the business as we have done in the past. At this point in the cycle, investors are obviously bullish about the industry in general and, based on its recent stock performance, William Lyon Homes in particular. We appreciate that vote of confidence. If market conditions change, I may revisit the possibility of a transaction.”

46. In response to defendant General Lyon’s comment, the shareholders anticipated General Lyon would make an offer in the future and the Company’s shares soared in response. However, by late August/early September, the anticipation of General Lyon making a second offer became so great that the shares had spiked to over $160 per share from below $100 in July. Defendants began formulating a plan to make the shares (and the Company) less costly.

Defendants’ Second and Current Attempt to Acquire the Company

47. In late September 2005, defendants sought to deflate the perceived value of the Company’s shares by creating the impression defendants would be selling their own personal holdings in the Company. The perception that defendants were suddenly sellers of the Company’s stock and not buyers or even holders would send the Company’s shares, as defendants well knew, crashing. Defendants filed 144 Notices giving shareholders notice that certain shareholders would be selling their personal restricted shares. By filing 144 Notices, defendants would create the impression that they no longer were interested in buying the Company (no longer confident in the Company’s future) without actually selling a single share! This was precisely what defendants did and the startling revelation that defendants General Lyon, Cable and even two vice presidents, would be selling their own shares sent the Company’s shares crashing from near $160 per share to $110 per share in a matter of just two weeks. This 144 Notice charade would be defendants’ initial step in

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

deflating the Company’s shares to make their secretly planned scheme to take the Company private far more profitable. In fact, this initial part of defendants’ scheme saved General Lyon more than $200 off the then cost of the Company.1

48. Defendants’ next move was to deflate the Company’s shares even further by making grim forecasts concerning the Company’s future sales and profitability. These statements, combined with defendants’ earlier 144 Notices, pushed the shares down even further. By March 2006, the Company’s shares were back to where defendants wanted them - well below their true value at just $75 per share.

49. On March 17, 2006, MarketWatch published an article entitled “William Lyon Homes surges after offer,” which stated in part:

Shares of William Lyon Homes skyrocketed more than 30% Friday after the company’s chief executive said he’s seeking to buy the builder’s outstanding stock.

CEO William Lyon is offering $93 a share for all shares outstanding, the company said. His offer expires April 13.

It’s the second time Lyon has sought to take the Newport Beach, Calif.-based company private in the last year, and analyst Alex Barron of JMP Securities said the move comes as no surprise.

Shares rose as much as 33% Friday morning, to $100.50. It had closed Thursday at $75.50.

William Lyon and various trusts own a combined 74.5% of outstanding William Lyon Homes common shares.

The offer may still rise, Morgan Stanley analyst Robert Stevenson noted Friday.

The $93 offer is 25% above Thursday’s close but only 55% of the all-time-high level of $165, reached in September, Stevenson said.

“While we doubt Lyon put his best offer on the table today, an offer from him materially higher than the current $99-$100 may not be forthcoming,” Stevenson concluded.

[1]	Reduction in market cap attributable only to the value of shares not owned by General Lyon.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

The offer comes as William Lyon Homes and other housing companies are forecasting a downturn in business for 2006, as both new-home orders and average sales prices fall. Read more about the housing market.

JMP on March 3 kept its market-outperform rating on the stock but lowered the price target to $100 from $140 a share. Seeing deteriorating sales and margins, JMP lowered the 2006 estimate to $14 from $20 a share, and cut the 2007 estimate to $15 from $21 a share.

The company reported a record 10% rise in fourth-quarter profit.

William Lyon Homes said fourth-quarter net income rose to a record $88 million, or $10.11 a share, from $80.2 million, or $8.58 a share, a year earlier.

“The CEO probably figures he’d rather keep all the money to himself,” said Barron, who owns shares of William Lyon Homes. “Despite the current slowdown, [the housing sector] is still a great long-term outlook.”

SELF-DEALING

50. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following:

(a) The $93 per share price offered to the public shareholders is inadequate.

(b) The Company has not paid a dividend in three years, instead retaining cash to “help finance its business.” As a result, as of December 31, 2004, William Lyon had over $50 million in cash on its books which the Lyons may now use to purchase the approximately 2.2 million shares they (and the rest of the Board members) do not own for approximately $180 million.

(c) It is in the Lyon family’s interest to buy the public’s shares at the lowest possible price, $93. The $93 per share price does not reflect this fact nor the fact that the offer is a substantial discount to where William Lyon stock would have traded had the defendants not announced the Acquisition, artificially capping the stock price.

(d) The $93 per share price also fails to reflect the true value of William Lyon’s valuable real estate portfolio which is held on its books at historical value.

(e) The William Lyon Board is fraught with conflicts. It consists of, and is controlled by General Lyon and Cable, the CEO who will retain his position and the emoluments, and many of their long-time friends and confidants, each of whom have ongoing financial ties to General Lyon through their financial ties to the close-knit Southern California real estate development industry and have bona fide expectations of receiving future business from the Company.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

(f) While the Lyons were exploring personal opportunities to buy out William Lyon, the conflicted Board did not search for competitive suitors and did not obtain a market-check of the current value of its assets.

51. The Acquisition is designed to essentially freeze William Lyon’s minority stockholders out of a large portion of the valuable assets which have produced, and defendants expect will continue to produce, substantial revenue and earnings, and these assets are being sold for grossly inadequate consideration to the Lyons.

52. The price of $93 per share which the Lyons propose to pay to Class members is grossly unfair and inadequate because, among other things, the defendants timed the announcement of the Acquisition to place an artificial cap on the price for William Lyon stock to enable them to acquire the stock at the lowest possible price and have not disclosed the true market value of the Company’s real state assets, many of which are held on its books at historical value.

53. The shareholders have been denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

54. The director defendants are obligated to maximize the value of William Lyon to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

55. By reason of their positions with William Lyon, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of William Lyon, and especially the true value and expected increased future value of William Lyon and its real estate assets, which they have not disclosed to William Lyon’s minority stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of William Lyon’s public shareholders.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

56. The Board members and advisors identified herein have irremediable positions of conflict and cannot be expected to act in the best interests of William Lyon’s public stockholders in connection with this proposed Acquisition, as they are beholden to General Lyon.

57. The proposed management-led buyout is wrongful, unfair and harmful to William Lyon’s public stockholders, and represents an effort by the Lyons to aggrandize their own financial positions and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of William Lyon’s valuable real estate assets and future growth in profits and earnings, while usurping the same for the benefit of the Lyons on unfair and inadequate terms.

58. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be harmed in that they will not receive their fair portion of the value of William Lyon’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

59. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Undertake an appropriate evaluation of William Lyon’s worth as an acquisition candidate and the true market value of its real estate portfolio.

•	Act independently so that the interests of William Lyon’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of William Lyon’s public stockholders.

•	Fairly and fully disclose all material information to the Company’s shareholders.

60. The Lyons designed the Acquisition in a manner that best serves their interests in order to secure for themselves personal benefits which will not be shared equally by plaintiff and the Class.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

61. Plaintiff repeats and realleges each allegation set forth herein.

62. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of William Lyon and have acted to put their personal interests ahead of the interests of William Lyon’s shareholders.

63. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in William Lyon.

64. The Individual Defendants have violated their fiduciary duties by considering a transaction with William Lyon without regard to the fairness of the transaction to William Lyon’s shareholders. Defendant William Lyon directly breached and/or aided and abetted the other defendants’ fiduciary duties to plaintiff and the other holders of William Lyon stock.

65. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of William Lyon because, among other reasons:

(a) they failed to take steps to maximize the value of William Lyon to its minority shareholders and they took steps to avoid competitive bidding, to cap the price of William Lyon’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) they failed to properly value William Lyon and its valuable real estate portfolio; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition.

66. Because the Individual Defendants dominate and control the business and corporate affairs of William Lyon, and are in possession of private corporate information concerning William Lyon’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the minority shareholders of William Lyon which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

67. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

68. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of William Lyon’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

69. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of William Lyon’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

70. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

71. As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of William Lyon’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to William Lyon’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

72. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that any Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of William Lyon’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

H. Granting such other and further relief as this Court may deem just and proper.

DATED: March 17, 2006	LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON

DARREN J. ROBBINS

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

SOLTAN & ASSOCIATES
VENUS SOLTAN
4220 Von Karman Avenue, 2nd Floor
Newport Beach, CA 92660
Telephone: 949/729-3100
949/729-1527 (fax)

Attorneys for Plaintiff

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY